Filed by chinadotcom corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: chinadotcom corporation

Commission File No.: 000-30134

On September 26, 2003, chinadotcom issued the following CEO message via email to its employees:

Dear Employees of chinadotcom Group,

This is an exciting time for chinadotcom and its employees, with three successive quarters of profit this year already behind us. As I have previously indicated to you, chinadotcom is committed to establishing itself as a global leader in software products and outsourcing, with a concentration on the rapid growth export manufacturing industry in China, as well as mobile applications. One of the key elements of our growth strategy is the acquisition of compatible businesses that can quickly add value to our existing software offerings. I am pleased to announce that we have recently taken two important strides forward in reaching our strategic goal.

Firstly, our CDC Software unit has completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey in the U.S. with key operations in the U.S. and Europe. Secondly, we have announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta in the U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

The combined strengths of Ross and IMI should enable us to become a leading China-based software company with global presence, and will allow us to combine the vertical strengths of Ross in process manufacturing and IMI in SCM. CDC Software will increase its software product offerings to the manufacturing market globally, provide a comprehensive solution in the U.S., Europe and Asia Pacific, utilizing their additional distribution platforms. We are taking advantage of the global trend of companies looking to outsource to China by positioning our own CMM-certified China-based Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies.

With IMI now part of CDC Software, and hopefully Ross soon to follow, we believe meaningful and realistic synergies can be developed within the group, as we can provide complementary software product offerings in the process manufacturing and supply chain management sectors. We expect to drive new sales growth for Ross and IMI throughout mainland China and the Asia Pacific region, and increase Asian sales as a percentage of their total sales mix. We can also complement our geographic coverage given our existing profile in the Asia Pacific and mainland China, with IMI’s strong heritage in Europe and Ross’ strong heritage in the U.S. We also broaden our customer base as with the addition of IMI and Ross we would have over 1,500 customers globally, which provides a solid platform for cross-selling opportunities.

CDC Software will also work with CDC Outsourcing, which includes our services organizations, Praxa, PKIS and Ion Global, to strengthen our global software development and IT service capabilities, knowledge base and skill sets that provide a technology platform for us that enhance our offshore development capabilities. Our current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by our partnership with vMoksha in India with over 400 more outsourcing consultants servicing software companies such as PeopleSoft and S1. We plan to cross-train the enlarged consulting team worldwide in our combined portfolio of products and software suites. We are committed both to the joint development of products between Ross, IMI and CDC Outsourcing in the future, and to offering outsourcing solutions even beyond the implementation of our own core products. We believe that this strategy can deliver accretive benefits for chinadotcom’s shareholders.

Our commitment to China’s rapid growth manufacturing market is complemented by our focus on the mobile applications market, which is possibly the fastest growing vertical industry in China with enormous future opportunity. We see potential synergies between our Software and Outsourcing Units, and our CDC Mobile Applications and Portal unit. By leveraging the solid technology platform we are building for software application development, it should allow us to further develop mobile applications to broaden our short message services product offerings. The companies within our Software, Outsourcing and Mobile Applications groups will aim, over time, to develop world-class applications that can be deployed globally, using a standardized toolset and development process. Our operating units share a common software focus for the manufacturing market and a common development strategy of supporting applications based on web-based deployment across multiple software and technology platforms.

We plan to continue to employ our strong balance sheet to invest in software and service firms globally, and to invest in mobile applications opportunities focused on the Greater China area, and we aim to continue to broaden our product offerings. We expect that the enlarged group of companies within chinadotcom will work closely together going forward, and that collectively we will continue to drive profit growth going forward to the benefit of all employees and shareholders.

Finally, please join me in welcoming the global staff base of IMI to the chinadotcom group. We look forward to working together and to an exciting and productive period ahead. As always, the company management, your country manager and myself are available if you have questions. For details of the announcements, please refer to the press releases and the SEC filings on our corporate website, www.corp.china.com.

Peter Yip

Chief Executive Officer

chinadotcom corporation